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                             December 22, 2021

       Peter Klamka
       Chief Executive Officer
       Cordia Corporation
       401 Ryland St
       Reno, NV 89502

                                                        Re: Cordia Corporation
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 13,
2021
                                                            File No. 024-11655

       Dear Mr. Klamka:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2021 letter.

       Offering Statement on Form 1-A

       The Offering, page 5

   1. We note your response to prior comment 1. You continue to disclose that the "offering price will not remain
fixed for the duration of the Offering". At-the-market offerings are not permitted under
Regulation A. Please revise throughout the offering statement to fix the price for the
duration of the offering. To the extent you choose to change the price during the offering to
another fixed price, please confirm that you will do so by means of a supplement or
post-qualification amendment, as appropriate. Refer to Rule 251(d)(3)(ii)
                                                        of Regulation A.
 Peter Klamka
FirstName LastNamePeter Klamka
Cordia Corporation
Comapany22,
December  NameCordia
              2021     Corporation
December
Page  2   22, 2021 Page 2
FirstName LastName
Certain Relationships and Related Transactions and Director Independence, page
32

2. We note your disclosure that the "company has received advances totaling $12,010 from
         Peter Klamka" which appears inconsistent with your financial statements as of September
         30, 2021. Please update to indicate whether the note has been repaid. Exhibits

3. Please file your agreement with Leonite Fund 1 LLC as an exhibit or tell us why it is not required. Refer to Item 17 of Form 1-A.
      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jonathan Leinwand